UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of
July 2011

Fibria Celulose S.A.

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☑    Form 40-F   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

Yes   ☐    No   ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

Yes   ☐    No   ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes   ☐    No   ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-________.)

FIBRIA CELULOSE S.A.

REPORT ON THE ASSESSMENT
OF THE NET BOOK VALUE OF
MUCURI AGROFLORESTAL S.A.
TO BE MERGED

June 30, 2011

ASSESSMENT REPORT

1)
BAKER TILLY BRASIL – ES AUDITORES INDEPENDENTES, a civil company established in the City of Vitória, at Av. Nossa Senhora da Penha, no. 520, Praia do Canto, registered with the Conselho Regional de Contabilidade do Estado do Espírito Santo under no. CRC 2ES000289/O-5, enrolled with the National Taxpayer’s Registry (Cadastro Nacional de Pessoa Jurídica do Ministério da Fazenda) (CNPJ/MF) under no. 27.243.377/0001-28, with its corporate charter registered with the Cartório de Registro Civil das Pessoas Físicas e Jurídicas of Vitória, Espírito Santo on May 28, 1975 under no. 3.074, as last amended on September 22, 2009 under no. 43.295 Livro A 01 by the partner signatory hereto Wladimir Firme Zanotti, Brazilian, married, Accountant, bearer of ID card no. 660.841 SSP - ES, enrolled with the CPF under no. 002.377.737-08 and with the Conselho Regional de Contabilidade do Estado do Espírito Santo under no. 1ES007326/O-5, resident and domiciled at Av. Estudante José Julio de Souza, no. 1.300, Itaparica, Vila Velha, in the State of Espírito Santo, designated, in accordance with the Protocol and Justification of the Merger of MUCURI AGROFLORESTAL S.A. into FIBRIA CELULOSE S.A., executed by the management of FIBRIA CELULOSE S.A., headquartered in the City and State of São Paulo at Alameda Santos, no. 1.357, 6th floor, enrolled with the CNPJ/MF under no. 60.643.228/001-21 ad referendum of the upcoming Extraordinary Shareholders’ General Meeting, to act as a specialized expert company to assess the net book value of MUCURI AGROFLORESTAL S.A., in accordance with Brazilian GAAP, presents below the result of its work.

Purpose of the Assessment

2)
This report is issued with the sole purpose of forming part of the process of merging MUCURI AGROFLORESTAL S.A. into FIBRIA CELULOSE S.A. as provided in articles 223 et seq. of Law no. 6.404/76 – the Brazilian Corporate Law, and should not be used for other purposes.

Scope

3)
The assessment report of the net book value is being issued in connection with the examination of the balance sheet prepared on June 30, 2011, which was prepared under the responsibility of the Company’s administration.

4)
Our examination was conducted in accordance with the Independent Auditing of Financial Statements Regulations applicable in Brazil, and consists, among other procedures, of: (a) planning the work, considering the relevance of the balances, the volume of transactions and the Company’s accounting systems and internal controls; (b) examining, on a test basis, the evidence and records that support the figures presented; and (c) evaluating the representative accounting practices and estimates adopted by Company management.

Conclusion

5)
Based on the work performed, we conclude that the value of the goods, rights and obligations that compose the net book value of MUCURI AGROFLORESTAL S.A., in accordance with the balance sheet of June 30, 2011, as summarized in the Annex, is R$76,174,562.22 (seventy six million, one hundred and seventy four thousand, five hundred and sixty two reais and twenty two centavos), with a total number of shares of 641,622,857, and is recorded on the accounting books in accordance with Brazilian GAAP.

6)
The Company maintains relations and transactions with its subsidiary. On June 30, 2011 there was a balance of: (i) accounts receivable in the amount of R$5,958,504.14, arising from the current account maintained with the shareholder, which is not subject to finance charges.

To comply with the requirements of the Brazilian Securities Commission (Comissão de Valores Mobiliários), we report that:

a)
In accordance with the professional standards established by the Federal Accounting Council (Conselho Federal de Contabilidade), we have no knowledge of direct or indirect conflicts of interest, nor of any other circumstance that represents a conflict of interest in relation to the services that we provided as described above; and

b)
We have no knowledge of any action on the part of the controlling party nor of Company administrators to direct, limit, impede, or practice any acts that have or could compromise access, use or knowledge of the information, goods, documents, or working methodology relevant to the quality of the respective conclusions.

Vitória, July 4, 2011.

Wladimir Firme Zanotti
Partner-Accountant CRC 1ES007326/O-5
BAKER TILLY BRASIL-ES
Auditores Independentes
CRC 2ES000289/O-5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fibria Celulose S.A.

Date: July 14, 2011	By:	/s/ Joao Elek
	Name:	Joao Elek
	Title:	CFO and IRO